Gary R. Henrie
Attorney at Law

3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                                                         Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                                                 E-mail:  grhlaw@hotmail.com

May 22, 2012

By Filing on EDGAR

Sonia Bednarowski
John Dana Brown
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:           Thermal Tennis Inc.
Amendment No. 1 to Form 10-12G
Filed April 13, 2012
File No. 000-54476

To Whom It May Concern:

As counsel to Thermal Tennis Inc. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated May 10, 2012.  Each comment is reproduced below followed by our response to the comment.

Business, page 2

Introduction, page 2

Comment No. 1:  We note your response to our prior comment 9 and your disclosure that the United States Tennis Association’s 2009 report is the most recent statistical information you have regarding the growth of tennis.  Please revise to further clarify that these trends may not have continued and that tennis participation in the United States may have I n fact declined and may decline in the future.  Additionally please revise to provide updated information regarding memberships in fitness clubs on page 5 or revise to further clarify that club membership may have in fact declined since 2005 and may decline in the future.

Response:  We have supplied updated information that we now have.  However, since this information is not strictly current, we added the cautionary language as suggested.  Additional disclosure was added at page 5 as well.

Summary Financial Information , page 2

Comment No. 2:  We note your disclosure on page 2 that “[you] expect to accelerate [your] losses in the future as [you] increase [your] expenses by developing and rolling [your] new management concepts to generate sales.”  Please revise to clarify what you mean by “new management concepts” and “rolling“ such concepts.

Response:  We expanded the disclosure to clarify what is meant by “new management concepts”.  We also exchanged the word “implement” for the word “rolling” to clarify our meaning.

History, page 3

Comment No. 3:  We note your disclosure on page 3 regarding the gross revenues in 2010 and 2009.  Please revise to disclose the amount in gross revenues you earned from each of the contracts with the tennis club in 2011 and your arrangement with Reno High School in 2011.

Response:  Revision made at page three as requested.

Comment No. 4:  We note your disclosure on page 3 that you believe that “[you] can improve the gross profit as [you refine] the programs offered and [increase] memberships, lessons, clinics and tournaments.”  Please revise to briefly summarize the material terms of the agreement, including a description of how you earn revenue under the agreement.

Response:  Disclosure added to paragraph 2 on page 3 to describe the revenue arrangements between the Company and the Caughlin Club.

Principal Products or Services and their Markets, page 3

Comment No. 5:  We note your disclosure in the first paragraph of this section regarding employees.  If true, please revise to clarify here that Mr. Deller is your only employee and that he is a part-time employee.  If not true, please revise to disclosure the number of employees or contractors that you currently employee.

Response:  Clarifications made as requested at page 3.

Strategy, page 3

Comment No. 6:  We note your disclosure that “in 2011 [you] operated a summer program on the tennis courts of Reno High School and have been invited back to run a similar program during the summer of 2012.”  Please revise to briefly summarize the material terms of your agreement to “run a similar program during the summer of 2012.”  If you have a contract for Reno High School please file it as an exhibit to your next amendment.

Response:  Revisions made on page 3.  The authorization form Reno High School had us fill out to gain approval for this activity is attached to the filing as Exhibit 10.5.

Liquidity and Business Development , page 4

Comment No. 7:  Please revise to move the first paragraph of this section to one of the introductory paragraphs on page 2 of your registration statement.

Response:  Paragraph relocated as requested.

Comment No. 8:  Please revise the first paragraph and elsewhere as appropriate to provide specific dates rather than using phrases such as “[a]t the present time: and :for two months.”

Response:  Edits made as requested.  See pages 2, 5, 7, 8, and 10.

Comment No. 9:  We note your disclosure in the first paragraph of this section that “[in]n the short term, [you] have plans to continue to borrow money from these two sources as necessary to meet [your] obligations.”  Please revise to clarify that Mr. Deller and Mr. Holmes have no obligation to continue lending money to you and that there is no guarantee that they will continue to loan money to your or advise.  Similarly, please revise the last sentence in your Financial Condition, Capital resources and Liquidity section on page 12.

Response:  The first revision has been made as requested to the paragraph which is now located on page 2.  The second requested revision has also been made on page 12.

Comment No. 10:  We note your disclosure in the first paragraph of this section that you have met your financial obligations by borrowing from your president and one of your shareholders.  Please revise to disclose here, as of the most recent practicable date, the total outstanding balance including interest on the amounts you have borrowed, the date or dates due, and the three loans that are due June 1, 2012.  In addition, please add a risk factor that addresses the risks of your inability to repay these loans or tell us why this is not necessary.

Response:  Paragraph revisions have been made, which paragraph is now at page 2.  We also added a risk factor at page 11.

Comment No. 11:  We note your disclosure on page 4 that “[you] will note be discussing [your] services with any more than two potential clients at any one time for the reason that if [you] are successful in obtaining their business, it would be impossible for [you] to bring any more than two clients up and into operation at any one time.”  This disclosure seems to contradict your disclosure at the bottom of page 4 that “[you] are in the process of approaching three other schools who also have tennis court facilities with the same proposal for summer programs during 2012.”  Please revise or advise.

Response:  We advise supplementally that there is a difference for us in a contract with a resort type facility and running a kids tennis camp at a high school facility.  We would not have a problem doing numerous summer camp type situations.  We made edits on page 4 to draw this distinction.  Also, as we have not been successful in arranging summer camps for 2012 besides the one at Reno High School, and since the summer season is now upon us, we removed the language that we are speaking with other schools.

Comment No. 12:  Please reconcile the disclosure in the third paragraph that “[t]here is no cost generated by [y]our business development activities…” with your statement on page 2 that you “expect to accelerate [y]our losses in the future as [you] increase [y]our expenses by developing and rolling [y]our new management concepts to generate sales.”  To the extent the execution of your business plan will result in additional expenses please disclosure each step and associated expense here.  As appropriate discuss the need for additional capital.  Additionally please include a brief summary of your anticipated expenses in the last paragraph under “Summary Financial Information” on page 2.

Response:  The statement that there is no cost generated by our business development activities is the true statement.  We have modified our statements on page 2 to reconcile prior inconsistencies.  We also included a summary of anticipated expenses in the last paragraph under “Summary Financial Information as requested.

Marketing, page 5

Comment No. 13:  Please provide to us the basis for your statement that the United States Tennis Association has an interest in enhancing People’s lives.

Response:  On April 7, 2011, the United States Tennis Association published an article on its website entitled “Sport of a Lifetime”.  The first paragraph of this article reads as follows:

Success can be achieved in a variety of ways. For inspiration, many look to iconic athletes and professional sports organizations that have surpassed expectations and achieved success throughout their careers. For the North Dakota State University’s (NDSU) Tennis On Campus team, success came as a result of their childhood friendships on the courts. By participating in the USTA’s youth tennis programs, the players on the NDSU club tennis team grew up learning and practicing the sport together, and plan to continue playing long after their Tennis On Campus careers are over.

The article goes on to discuss how the lives of the these tennis players have been benefited by the game of tennis as started in the youth programs of the United States Tennis Association.  It was from this article that we gained a belief that the Association has an interest in enhancing peoples’ lives.

Comment No. 14:  Please revise the third sentence in the second paragraph of this section to state as a belief.

Response:  Referenced sentence is now stated as a belief.

Comment No. 15:  We note your disclosure on page 6 that you know of no other tennis management companies that manage tennis facilities in the Northern Nevada and Lake Tahoe areas and that you know of no other tennis management companies that seek to conduct summer tennis programs using high school tennis facilities.  Please revise to disclose what research, if any, you have conducted regarding other tennis management companies in your geographic area.

Response:  Revisions made as requested on page 6.

Risk Factors, page 7

The expense of being a public company, page 9

Comment No. 16:  Please revise to quantify the estimated annual costs that result from being a public company.

Response:  Addition made at page nine as requested.

Management’s Analysis and Discussion of Financial Information, page 11

Financial Condition, Capital Resources and Liquidity, page 12

Comment No. 17:  We note your disclosure that “certain parties have loaned the Company $38,000 in 2011, $6,000 in 2010, $10,000 in 2008 and $30,000 in 2007.”  Please revise to disclose here when these loans are due and the interest rates for each loan.

Response:  Additional disclosure added as requested.

In connection with this response to the comments of the staff, the Company acknowledges that:

•           The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Counsel to the Company